SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase EZ TV System Enhances Its Support of Amino IP Set-Top-Boxes

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: April 14, 2009

PR contacts for Optibase: Talia Rimon, Director of Marketing Communications, Optibase 011-972-9-9709-125 taliar@optibase.com

Marybeth Csaby, KCSA for Optibase +1-212-896-1236 mcsaby@kcsa.com

PR contacts for Amino: Kate Cartmell, Amino Communications Buckingway Business Park, Anderson Road, Swavesey, Cambridge, CB24 4UQ. T: +44 (0) 1954 234 100 kcartmell@aminocom.com www.aminocom.com

Sebastian Mathews, FD Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB T: 020 7269 7158 sebastian.mathews@fd.com

OPTIBASE EZ TV SYSTEM ENHANCES ITS SUPPORT OF AMINO IP SET-TOP-BOXES

Mountain View, California, April 14, 2009 – Optibase (NASDAQ:OBAS), a leading provider of video solutions and Amino Communications (AIM:AMO), the world leading IPTV entertainment solutions provider, today announced they have partnered to integrate the Optibase EZ TV System with Amino AmiNET™ set-top boxes (STB). With the newly enhanced EZ TV STB Module, users can access the system’s live or on-demand content on standard-definition or high-definition TVs and plasma screens in addition to PCs and Mac systems.

EZ TV System is an integrated video delivery portal that allows distribution of real-time and on-demand content over existing enterprise IP infrastructures. EZ TV Player provides PC users with an enhanced, interactive web-based viewing experience by supporting multi-format video feeds in a mosaic view of 1, 4, 9 or 16 simultaneous streams.

The integration of EZ TV System with Amino AmiNET STBs allows users to access the entire live and on-demand video content lineup managed by EZ TV on their television screen. With EZ TV STB Module, users can browse video content, choose channels, access information, control volume, and recall channels, by using the Amino STB remote control. In addition, the integration includes automatic database synchronization that ensures that channel guide and content are constantly up to date.

Amino AmiNET STBs offer a cost effective and elegant solution with a state-of-the art feature set. With an Ethernet input and highly flexible audio and video outputs, AmiNET125 and AmiNET130 provide a powerful means of delivering sophisticated interactive digital television including multicast, on demand video and Internet access.

“With the integration of the Amino STB interface, EZ TV is the most comprehensive enterprise video portal available today. Users can control the content either on HD TV screens or on their PCs and yet still maintain centralized management,” said Nir Shalev, VP Marketing at Optibase. “Amino was the obvious partner choice for us. The AmiNET STBs are highly reliable products that provide our customers with comprehensive functionality including full format support from MPEG-2 SD to H.264 HD.”

“Enterprise IPTV is a key market for Amino and we work closely with partners to ensure our products are well suited for this application”, added Nick Sutherland, Head of Product Management, Amino. “High reliability, small form factor and optimised performance coupled with a simple development environment have enabled Optibase to rapidly create an exciting solution across the AmiNET product range”.

EZ TV STB Module will be demonstrated at NAB Show, April 20-23, 2009.

Visit Optibase on stand SU6906 and Amino on stand C2054 at NAB Show 2009.

About Amino Communications
Amino specialises in digital entertainment solutions for IPTV, Internet TV and in-home multimedia distribution.

Amino’s range of software and set-top box systems can be tailored for telecom, broadcast and hospitality firms to offer highly scalable and targeted services. The award-winning AmiNET™ and Mood range is used by leading service operators in over 80 countries.

Amino’s ‘AssetHouse’ technology opens the door for content producers, telecoms companies, broadcasters and web TV firms to maximise opportunities through better services, targeted content and greater choice. It takes IPTV to the next level by allowing clients such as BT Vision to think like retailers and package, personalise and refresh extra revenue-generating services to viewers

Amino Communications and AssetHouse are wholly owned subsidiaries of Amino Technologies PLC. Listed on the London Stock Exchange AIM, symbol AMO. Amino’s HQ is based near Cambridge, UK, with offices in the US, China and Sweden.

www.aminocom.com

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.